GUZOV OFSINK, LLC
ATTORNEYS-AT-LAW
600 MADISON AVENUE 14th FLOOR
NEW YORK, NEW YORK 10022
TELEPHONE: (212) 371-8008 TELEFAX: (212) 688-7273
http://www.golawintl.com

Novembert 10, 2006

By Federal Express
Mr. Paul Fisher
Mail Stop 3720
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F St. NE
Washington, DC 20549-4561

Re:	USIP.COM, INC. Preliminary Schedule 14C Filed October 20, 2006

Dear Mr. Fisher:

Pursuant to our telephone conversation yesterday afternoon, below are the comments conveyed to us orally with our responses:

Spin-Off

Will the shares of Datone, Inc. be registered in connection with the spin off pursuant to the Sections 5.1.5 and 5.1.6 of the Share Purchase Agreement and if not, please provide an analysis of why the spin-off is exempt from registration.

Answer:

The Stock Purchase Agreement dated August 24, 2006 contemplates that the spinoff of the shares of Datone, Inc. (the “Spin-off”) would be accomplished in compliance with SEC Staff Legal Bulletin No. 4 dated September 16, 1997 (“No. 4”).

For the following reasons, we believe that the spinoff of Datone’s shares can be effected in compliance with the provisions of No. 4:

1.	The parent shareholders will not provide consideration for the spun-off shares;
2.	The spin-off will be pro-rata to the parent shareholders;
3.
The parent company will provide adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets by filing a Preliminary Schedule 14C and Datone Inc. will register the shares to be spun-off under the Exchange Act on Form 10-SB;

4.
The parent has a valid business purpose for the spin-off in that it will be allowing management of the parent and Datone, Inc. to concentrate on their respective businesses namely, waste management/environmental engineering services and payphone services respectively which have no relationship to each other; and

5.	The parent has held the Datone securities for more than two years.

In accordance with your request, on behalf of the Company we represent as follows:

• the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in providing staff comments on the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

• the Company acknowledges that, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Very truly yours Guzov Ofsink LLC By: /s/ Benjamin Tan Benjamin Tan